SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                       -----------------------------


                                SCHEDULE 13D
                               (Rule 13d-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             (Amendment No. 3)

                          Heartland Partners, L.P.
_______________________________________________________________________________
                              (Name of Issuer)

                     Class A Limited Partnership Units
_______________________________________________________________________________
                       (Title of Class of Securities)

                                422357 10 3
_______________________________________________________________________________
                               (CUSIP Number)

                              David S. Richter
                     Waveland Capital Management, L.P.
                           333 West Wacker Drive
                          Chicago, Illinois 60606
                               (312) 739-2138
_______________________________________________________________________________
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                                June 2, 1998
_______________________________________________________________________________
          (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

 CUSIP NO.: 422357-10-3                                 13D

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS
                          Waveland Partners, L.P.
_______________________________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) (_)
                                                                    (b) (_)
_______________________________________________________________________________
3        SEC USE ONLY
_______________________________________________________________________________
4        SOURCE OF FUNDS
_______________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                 (_)
_______________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                         Illinois

                  7        SOLE VOTING POWER

                _______________________________________________________________
NUMBER OF         8        SHARED VOTING POWER
SHARES                     211,589
BENEFICIALLY___________________________________________________________________
OWNED BY          9        SOLE DISPOSITIVE POWER
EACH
REPORTING______________________________________________________________________
PERSON           10       SHARED DISPOSITIVE POWER
                          211,589
_______________________________________________________________________________
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         211,589 Units
_______________________________________________________________________________
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                    (_ )
______________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.88%
_______________________________________________________________________________
14       TYPE OF REPORTING PERSON
         PN


                                                          Page 2 of 6 Pages

 CUSIP NO.: 422357-10-3                                 13D

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS
                     Waveland Capital Management, L.P.
_______________________________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) (_)
                                                                   (b) (_)
_______________________________________________________________________________
3        SEC USE ONLY
_______________________________________________________________________________
4        SOURCE OF FUNDS
_______________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                        (_)
_______________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                         Illinois
_______________________________________________________________________________
                  7       SOLE VOTING POWER
_______________________________________________________________________________

NUMBER OF         8       SHARED VOTING POWER
SHARES                    211,589
BENEFICIALLY___________________________________________________________________
OWNED BY          9       SOLE DISPOSITIVE POWER
EACH
REPORTING______________________________________________________________________
PERSON           10       SHARED DISPOSITIVE POWER
                          211,589
_______________________________________________________________________________
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
          211,589 Units
_______________________________________________________________________________
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                     (_)
_______________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.88%
_______________________________________________________________________________
14       TYPE OF REPORTING PERSON
         PN

                                                         Page 3 of 6 Pages

 CUSIP NO.: 422357-10-3                                 13D

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS
                        Clincher Capital Corporation
_______________________________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) (_)
                                                                 (b) (_)
_______________________________________________________________________________
3        SEC USE ONLY
_______________________________________________________________________________
4        SOURCE OF FUNDS
_______________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                        (_)
_______________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                         Illinois
_______________________________________________________________________________
                  7      SOLE VOTING POWER

_______________________________________________________________________________
NUMBER OF         8      SHARED VOTING POWER
SHARES                   211,589
BENEFICIALLY___________________________________________________________________
OWNED BY          9      SOLE DISPOSITIVE POWER
EACH
REPORTING______________________________________________________________________
PERSON           10      SHARED DISPOSITIVE POWER
                         211,589
_______________________________________________________________________________
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         211,589 Units
_______________________________________________________________________________
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                     (_)
_______________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.88%
_______________________________________________________________________________
14       TYPE OF REPORTING PERSON
         CO

                                                      Page 4 of 6 Pages

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) The reporting persons may be deemed to beneficially own 211,589 Units representing approximately 9.88% of the Units outstanding as of March 31, 1998 (as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998).

         (b) Each of the reporting persons may be deemed to share beneficial ownership of the Units which are owned directly by Waveland.

         (c) In the past 60 days, Waveland effected the following open market purchases of Units:
                           Number of              Average
                           Units                  Price
Date                       Acquired               Per Unit
-----                      --------               --------

5/14/98                    5,000.000              16.0000
5/15/98                    5,000.000              16.0000
5/19/98                    2,000.000              15.8750
5/19/98                    1,000.000              16.0000
5/22/98                    1,000.000              16.0000
5/27/98                    3,900.000              16.0000
6/02/98                    2,000.000              16.0000
6/03/98                      100.000              16.0000
6/10/98                    2,000.000              16.7500
6/11/98                      300.000              16.7500
6/12/98                    1,000.000              16.7500
6/15/98                    1,000.000              16.7500
6/18/98                      300.000              16.7500
6/22/98                    5,000.000              17.2500
6/29/98                    5,000.000              17.5000
6/29/98                   25,000.000              17.5000
6/30/98                      900.000              17.5000
7/08/98                   20,500.000              18.0000





                                                     Page 5 of 6 Pages


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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 9, 1998


                                WAVELAND PARTNERS, L.P.
                                By: Waveland Capital Management, L.P.
                                    Its: General Partner
                                    By:  Clincher Capital Corporation
                                         Its: General Partner

                                         By:  /s/ David S. Richter
                                              David S. Richter, President

                                 WAVELAND CAPITAL MANAGEMENT, L.P.
                                 By: Clincher Capital Corporation
                                     Its: General Partner

                                     By:   /s/ David S. Richter
                                                David S. Richter, President

                                CLINCHER CAPITAL CORPORATION


                                    By:  /s/ David S. Richter
                                                David S. Richter, President